Mail Stop 4561

August 19, 2008

Jesper Toft, Chief Executive Officer
Inscrutor, Inc.
410 Park Avenue, 15th Floor
New York, NY 10022

> **Re: Inscrutor, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 28, 2008**
> **File No. 333-152579**

Dear Mr. Toft:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The outside front cover page of your prospectus currently follows the table of contents, prospectus summary and summary financial data. Please revise your filing so that the outside front cover page of the prospectus appears immediately after the front cover page of the registration statement.

2. We note that you did not register the issuance of the spun-off shares of Inscrutor to the Visator shareholders under Section 5 of the Securities Act of 1933, and Part II of your resale registration statement indicates that you relied on Section 4(2) of the Securities Act for an exemption from registration for the spin-off. Please clarify your reference to the Section 4(2) exemption in the context of the spin-off, in light of the disclosure elsewhere in

your filing that no consideration was provided for the spun-off shares. Further, please tell us how you considered the line of no-action letters issued by the Division of Corporation Finance relating to proposed spin-offs of non-reporting subsidiaries by non-reporting U.S. parents. See, e.g., Axion Inc. (September 17, 1996) and the other no-action letters referred to in footnote 5 to Staff Legal Bulletin No. 4.

3.	You indicate in the prospectus summary and elsewhere in the filing that all of the shares of Inscrutor were issued in the spin-off transaction to the shareholders of Visator on May 30, 2008. Note 1 to the financial statements indicates, however, that the distribution of the Inscrutor shares to Visator shareholders had not yet occurred as of July 16, 2008. Please clarify your disclosure on this point.

4.	You disclose on page 7 of your filing that the company has authorized the issuance of 100,000 shares of Series A Convertible Preferred Stock to Jesper Toft, contingent upon the filing of the company's registration statement. Please update your selling security holder and beneficial ownership tables as necessary to reflect the subsequent issuance of these and any other applicable securities. See Item 403 of Regulation S-K and Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934.

Selling Security Holders, page 5

5.	The footnotes to your selling security holder table refer to the natural persons with "investment control" over the shares being offered for resale by entities that are selling shareholders. Please revise the footnotes to disclose specifically the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by each such shareholder.

Signatures, page II-9

6.	We note the filing does not include the signature of your controller or principal accounting officer, or someone so designated. Please include this signature in your amended Form S-1. If Mr. Toft, your Chief Executive Officer and Chief Financial Officer, also serves as the controller or principal accounting officer, his signature should be captioned as such in the amended filing. See Instructions 1 and 2 to the Signatures section of Form S-1.

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As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may contact Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462 in the event that you thereafter require further assistance.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (732) 577-1188
Gregg E. Jaclin, Esq.
Anslow & Jaclin, LLP